Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

Second Quarter
September 30, 2007

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) - in accordance with generally accepted accounting principles in the United States

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Revenues	$427,730	$338,681	$847,042	$664,185

Cost of revenues	259,790	217,084	515,527	422,231
Selling, general and administrative expenses	127,351	89,528	243,694	172,618
Depreciation	5,040	3,867	9,645	7,551
Amortization of intangibles other than brokerage backlog	2,500	1,253	4,719	2,411
Amortization of brokerage backlog	1,463	2,076	2,518	4,150
Operating earnings	31,586	24,873	70,939	55,224
Interest expense, net	3,360	2,571	6,669	5,307
Other income, net (note 6)	(1,216)	(228)	(2,494)	(2,383)
Earnings before income taxes and minority interest	29,442	22,530	66,764	52,300
Income taxes (note 8)	9,705	7,479	22,033	17,708
Earnings before minority interest	19,737	15,051	44,731	34,592
Minority interest share of earnings	4,122	3,078	11,034	8,486
Net earnings from continuing operations	15,615	11,973	33,697	26,106
Net earnings from discontinued operations, net of income tax (note 5)	2,078	-	2,078	-
Net earnings before cumulative effect of change in accounting principle	17,693	11,973	35,775	26,106
Cumulative effect of change in accounting principle, net of income tax (note 13)	-	-	-	(1,353)
Net earnings	$17,693	$11,973	$35,775	$24,753
Preferred dividends	1,720	-	1,720	-
Net earnings available to common shareholders	$15,973	$11,973	$34,055	$24,753

Net earnings (loss) per common share (notes 11 and 12)
Basic
Continuing operations	$0.46	$0.40	$1.07	$0.87
Discontinued operations	0.07	-	0.07	-
Cumulative effect of change in accounting principle	-	-	-	(0.04)
	$0.53	$0.40	$1.14	$0.83

Diluted
Continuing operations	$0.43	$0.38	$0.99	$0.81
Discontinued operations	0.07	-	0.07	-
Cumulative effect of change in accounting principle	-	-	-	(0.04)
	$0.50	$0.38	$1.06	$0.77

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States

	September 30, 2007	March 31, 2007
Assets
Current assets
Cash and cash equivalents	$74,576	$99,038
Restricted cash	10,526	16,930
Accounts receivable, net of allowance of $10,569 (March 31, 2007- $8,637)	209,110	163,581
Mortgage loans receivable	15,013	13,716
Income taxes recoverable	4,357	8,796
Inventories	38,318	31,768
Prepaids and other assets	22,813	17,593
Deferred income taxes	10,972	10,935
	385,685	362,357

Other receivables	6,935	7,215
Fixed assets	77,641	66,297
Other assets	31,512	28,952
Deferred income taxes	3,405	5,238
Intangible assets	116,698	95,809
Goodwill	308,913	251,130
	545,104	454,641
	$930,789	$816,998
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$41,489	$35,668
Accrued liabilities	192,223	169,861
Income taxes payable	-	5,229
Unearned revenues	23,150	20,632
Long-term debt - current (note 9)	22,762	22,119
Deferred income taxes	3,329	3,318
	282,953	256,827

Long-term debt - non-current (note 9)	238,964	213,030
Other liabilities	12,294	4,876
Deferred income taxes	32,364	29,084
Minority interest	59,734	48,306
	343,356	295,296

Shareholders’ equity
Preferred shares (note 12)	149,477	-
Common shares	80,632	80,108
Contributed surplus	7,895	6,557
Receivables pursuant to share purchase plan	(1,232)	(1,232)
Retained earnings	52,597	175,346
Cumulative other comprehensive earnings	15,111	4,096
	304,480	264,875
	$930,789	$816,998

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) - in accordance with generally accepted accounting principles in the United States

	Preferred shares		Common shares
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings	Total shareholders’ equity
Balance, March 31, 2006	-	$-	30,055,788	$75,687	$2,163	$(1,635)	$160,392	$1,145	$237,752

SAB 108 adjustment (note 2)	-	-	-	-	-	-	(5,377)	-	(5,377)

Comprehensive earnings:
Net earnings	-	-	-	-	-	-	24,753	-	24,753
Foreign currency translation adjustments	-	-	-	-	-	-	-	(7)	(7)
Unrealized loss on available- for-sale equity securities, net of income tax of $7	-	-	-	-	-	-	-	(42)	(42)
Comprehensive earnings									24,704

Subordinate Voting Shares:
Stock option expense	-	-	-	-	844	-	-	-	844
Stock options exercised	-	-	142,000	1,423	-	-	-	-	1,423
Purchased for cancellation	-	-	(317,200)	(949)	-	-	(6,840)	-	(7,789)
Balance, September 30, 2006	-	$-	29,880,588	$76,161	$3,007	$(1,635)	$172,928	$1,096	$251,557

Balance, March 31, 2007	-	$-	29,922,888	$80,108	$6,557	$(1,232)	$175,346	$4,096	$264,875

FIN 48 adjustment (note 8)	-	-	-	-	-	-	(4,200)	-	(4,200)

Comprehensive earnings:
Net earnings	-	-	-	-	-	-	35,775	-	35,775
Foreign currency translation adjustments	-	-	-	-	-	-	-	9,387	9,387
Unrealized gain on available-for-sale equity securities, net of income tax of $357	-	-	-	-	-	-	-	1,628	1,628
Comprehensive earnings									46,790
Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,338	-	-	-	1,338
Stock options exercised	-	-	90,550	832	-	-	-	-	832
Issued for purchase of minority interest	-	-	3,556	84	-	-	-	-	84
Purchased for cancellation	-	-	(121,400)	(392)	-	-	(3,127)	-	(3,519)
Stock dividend (note 12)	5,979,074	149,477	-	-	-	-	(149,477)	-	-
Preferred Shares:
Dividends (note 12)	-	-	-	-	-	-	(1,720)	-	(1,720)
Balance, September 30, 2007	5,979,074	$149,477	29,895,594	$80,632	$7,895	$(1,232)	$52,597	$15,111	$304,480

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$15,615	$11,973	$33,697	$26,106
Items not affecting cash:
Depreciation and amortization	9,003	7,196	16,882	14,112
Deferred income taxes	(2,482)	(532)	(2,665)	(3,334)
Minority interest share of earnings	4,122	3,078	11,034	8,486
Stock option expense	1,490	604	2,179	1,150
Other	373	1,237	512	(167)
Changes in non-cash working capital:
Accounts receivable	(15,431)	259	(31,305)	(22,412)
Mortgage loans receivable	(11,399)	(6,611)	(1,297)	(9,814)
Inventories	(4,593)	(3,654)	(6,550)	(6,808)
Prepaids and other assets	(1,986)	(1,640)	(4,651)	915
Payables and accruals	11,552	19,923	14,050	15,432
Unearned revenues	(3,317)	(5,779)	2,585	822
Net cash provided by operating activities	2,947	26,054	34,471	24,488

Investing activities Acquisitions of businesses, net of cash acquired (note 3)	(21,351)	(4,676)	(71,492)	(38,697)
Purchases of minority shareholders’ interests, net (note 4)	(2,955)	(427)	(4,785)	(2,289)
Purchases of fixed assets	(5,974)	(4,290)	(17,203)	(10,753)
Changes in other assets	382	(3,602)	(2,551)	(4,476)
Changes in other receivables	(818)	653	464	1,476
Changes in other liabilities	(602)	-	3,092	-
Proceeds on sale of equity securities	-	-	-	1,651
Changes in restricted cash	(2,278)	-	6,403	-
Discontinued operations	(1,036)	-	(1,036)	-
Net cash used in investing activities	(34,632)	(12,342)	(87,108)	(53,088)

Financing activities
Increase (decrease) in long-term debt, net	18,606	26	25,493	(14,965)
Issuances (repurchases) of Subordinate Voting Shares, net	-	581	(2,662)	(6,366)
Dividends paid to minority shareholders of subsidiaries	(486)	(620)	(2,274)	(1,336)
Net cash provided by (used in) financing activities	18,120	(13)	20,557	(22,667)
Effect of exchange rate changes on cash	2,473	524	7,618	275

(Decrease) increase in cash and cash equivalents	(11,092)	14,223	(24,462)	(50,992)

Cash and cash equivalents, beginning of period	85,668	102,723	99,038	167,938

Cash and cash equivalents, end of period	$74,576	$116,946	$74,576	$116,946

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS - FirstService Corporation (the “Company”) is a provider of property services to commercial, residential and institutional customers in North America and various other countries around the world.  The Company’s operations are conducted through four segments: Commercial Real Estate Services, Residential Property Management, Property Improvement Services and Integrated Security Services.

2.
SUMMARY OF PRESENTATION - These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2007.

These interim financial statements follow the same accounting policies as the most recent annual financial statements, except for FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), which was adopted as of April 1, 2007 (see note 8).  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2007 and the results of operations and its cash flows for the three and six month periods ended September 30, 2007.  All such adjustments are of a normal recurring nature.  The results of operations for the six month period ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending March 31, 2008.

The Company adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”) during the three month period ended March 31, 2007 effective April 1, 2006.  Retained earnings as at April 1, 2006 was decreased $8,976 ($5,377 net of income tax) to record the correction of various accruals and prepayments pursuant to the cumulative effect transition method detailed in SAB 108.  The statements of earnings for the three and six months ended September 30, 2006 were not adjusted as a result of this correction.

3.
ACQUISITIONS - During the six month period, the Company made four acquisitions in Commercial Real Estate Services and two acquisitions in Residential Property Management for aggregate cash consideration of $67,245 which was allocated as follows: intangible assets $22,402; net tangible assets and liabilities $(4,831); minority interest $(3,147) and goodwill $52,821.  The purchase price allocations are preliminary and are expected to be finalized within one year of the respective acquisition dates as assessments of the fair values of intangible assets acquired are completed.  In the prior year period, acquisitions were made for cash consideration of $37,708.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition.  Such contingent consideration is issued at the expiration of the contingency period.  As at September 30, 2007, there was contingent consideration outstanding of up to $33,400 ($14,800 as at March 31, 2007).  The contingencies will expire during the period extending to November 2009.  In certain circumstances, vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%.  The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses. There was $4,247 of contingent consideration issued during the six months ended September 30, 2007 (2006 - $989) which was allocated to goodwill.

The majority of the goodwill recognized during the six months ended September 30, 2007 is expected to be deductible for income tax purposes.

4.
PURCHASES OF MINORITY SHAREHOLDERS’ INTERESTS - During the six months ended September 30, 2007, the Company completed purchases of shares of its subsidiaries for cash consideration of $5,045 and stock consideration of $84 (six months ended September 30, 2006 - cash consideration of $4,715 and note consideration of $258).  The purchase prices for the 2007 transactions were allocated as follows: intangible assets $874, net tangible assets and liabilities $(122), minority interest $1,123 and goodwill $3,170.  Also during the six month period ended September 30, 2007, the Company sold shares in a subsidiary for cash proceeds of $260, which was allocated to minority interest (six months ended September 30, 2006 - cash proceeds of $2,426).

5.
DISCONTINUED OPERATIONS - In August 2007, the Company settled a liability with respect to a discontinued operation.  The settlement resulted in a cash payment to the purchaser of the disposed operation in the amount of $1,036 and a gain on settlement in the amount of $2,078 (net of income tax of nil).

6.	OTHER INCOME - Other income is comprised of the following:

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Earnings from equity method investments	$774	$1,364	$1,513	$2,097
Earnings from available-for-sale securities	565	-	1,104	-
Dilution (loss) gain on sale of subsidiary shares	(123)	(1,148)	(123)	1,327
Gain (loss) on sale of equity securities	-	12	-	(1,041)
	$1,216	$228	$2,494	$2,383

7.
AVAILABLE-FOR-SALE SECURITIES - Included under the balance sheet caption “other assets” is an available-for-sale investment in Resolve Business Outsourcing Income Fund with a fair value of $19,387 as at September 30, 2007 (March 31, 2007 - $17,419).  The adjusted cost of this investment is $17,419.

8.
INCOME TAXES - On April 1, 2007, the Company adopted FIN 48.  FIN 48 clarifies the accounting and reporting for uncertainties in income tax law.  The cumulative effect of adopting FIN 48 was an increase in tax reserves of $3,800, including $700 of interest accrued, and was accounted for as a reduction to retained earnings as at April 1, 2007 of $4,200 and a reduction in goodwill of $400.  Upon adoption, the liability for income taxes associated with uncertain tax positions was $4,735.  Of that amount, $3,717, if recognized, would affect the Company’s effective tax rate.  Interest and penalties related to reserves for income taxes are recorded in income tax expense.  Neither the liability for income taxes associated with uncertain tax positions or the interest accrued changed significantly as of September 30, 2007.  The number of years with open tax audits varies depending on the tax jurisdictions.  The Company’s significant taxing jurisdictions include the United States of America, Canada and Australia.

The Company does not currently expect any material impact on earnings to result from the resolution of matters related to open taxation years; however, actual settlements may differ from amounts accrued. Currently, it is not reasonably possible to determine whether unrecognized tax benefits will increase or decrease within the next twelve months with respect to settlements of tax audits. The Company has, as part of its FIN 48 analysis, made its current estimates on facts and circumstances known to date and cannot predict subsequent or changed facts and circumstances that may affect its current estimates.

9.
LONG-TERM DEBT - The Company had an amended and restated credit agreement with a syndicate of banks to provide a committed senior revolving credit facility.  On September 6, 2007, the existing $110,000 facility was terminated and was replaced by a new $225,000 facility with a five year term ending September 7, 2012.  The new revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

On June 29, 2007, the Company made a $14,286 scheduled principal repayment on its 8.06% Senior Notes.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in the Company’s share of its subsidiaries and inter-company loans and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority partners.

The covenants and other limitations within the amended and restated credit agreement and the Senior Note agreements are substantially the same.  The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.
FINANCIAL INSTRUMENTS - As at September 30, 2007, the Company had contracts to convert fixed-rate mortgage loans to floating rates in its mortgage origination and placement operations.  The notional amount of these contracts at September 30, 2007 was $143,744 (March 31, 2007 - $167,807).  The fair value of outstanding contracts as of September 30, 2007 was a loss of $1,485 (March 31, 2007 - gain of $368).  Because the contracts do not qualify as accounting hedges, changes in the fair value of the contracts are recognized in earnings.

As the Company has entered into mortgage funding arrangements with co-lenders, the co-lenders have the right to purchase the Company’s interest in the mortgages at any time after six months and the Company has the right to purchase the co-lenders’ interest in the mortgages at any time at par value.

11.	EARNINGS PER SHARE - The following table reconciles the numerators used to calculate diluted earnings per common share:

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Net earnings available to common shareholders	$15,973	$11,973	$34,055	$24,753
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(729)	(425)	(1,748)	(1,302)
Net earnings for diluted earnings per share calculation purposes	$15,244	$11,548	$32,307	$23,451

The following table reconciles the denominators used to calculate earnings per common share:

(in thousands)	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Basic common shares	29,896	29,840	29,866	29,927
Assumed exercise of Company stock options	489	421	524	446
Diluted common shares	30,385	30,261	30,390	30,373

12.
PREFERRED SHARES - on June 25, 2007, the Company declared a special stock dividend on its Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”).  One 7% Cumulative Preference Share, Series 1 (a “Preferred Share”) was issued for every five outstanding Common Shares, resulting in the issuance of 5,979,074 Preferred Shares on August 1, 2007.  Each Preferred Share has a stated amount of $25.00.

An initial dividend of $0.2877 per Preferred Share, for the period August 1, 2007 to September 30, 2007, was paid on October 1, 2007.  As at September 30, 2007, the Company may redeem each Preferred Share for $26.00 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $26.00.  The redemption or conversion price is scheduled to decline in annual increments of $0.25 such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

The following table provides the pro forma impact on diluted earnings per common share of the preferred dividends on the comparative periods.

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006
Diluted earnings per common share from continuing operations:
As reported	$0.43	$0.38	$0.99	$0.81
Impact of preferred dividends on comparative periods	-	(0.06)	-	(0.06)
Pro forma	$0.43	$0.32	$0.99	$0.75

13.
STOCK-BASED COMPENSATION - From April 1, 2003 until March 31, 2006, the Company recognized stock option compensation expense in the statements of earnings using the fair value method of accounting for stock-based compensation under SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148.

On April 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment (“SFAS 123R”) using the modified prospective approach.  Upon the adoption of SFAS 123R, the Company changed its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise.  Previously, these options were recorded as liabilities at their intrinsic value.  Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using a Black-Scholes option pricing model, recorded as liabilities.  Also upon the adoption of SFAS 123R, the Company changed its method of measuring and recognizing compensation expense on share-based awards from recognizing forfeitures as incurred to estimating forfeitures at the date of grant.  The aggregate cumulative effect of change in accounting principle, net of income taxes of nil, was $1,353.

Company stock option plan
The Company has a stock option plan for certain officers, directors and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at September 30, 2007, there were 330,500 options available for future grants (March 31, 2007 - 506,000).

Grants under the Company’s stock option plan are equity classified awards under SFAS 123R.  There were 175,500 stock options granted during the six months ended September 30, 2007 (2006 - 5,000).  Stock option activity for the six months ended September 30, 2007 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options - Beginning of period	1,445,550	$17.31
Granted	175,500	32.24
Exercised	(90,550)	8.41
Forfeited	-	-
Expired	-	-
Shares issuable under options - End of period	1,530,500	$15.40	2.9	$24,005
Options exercisable - End of period	556,875	$9.98	2.1	$11,747

The amount of compensation expense recorded in the statement of earnings for the three months ended September 30, 2007 was $786 (2006 - $466) and for the six months ended September 30, 2007 was $1,338 (2006 - $881).  As of September 30, 2007, there was $3,643 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 3.2 years.  During the six month period ended September 30, 2007, the fair value of options vested was $267 (2006 - $85).

Subsidiary stock option and appreciation plans
The Company has stock option plans at certain of its subsidiaries.  The impact of potential dilution from these plans is reflected in the Company’s diluted earnings per share (see note 11).

The Company also has stock value appreciation plans at certain of its subsidiaries that provide for cash payments to be made to subsidiary employees based on the long-term appreciation of the stock value of subsidiaries.  The Company’s accounting policy is to record the intrinsic value of these awards as accrued liabilities.  If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value.  The related compensation expense is recorded in the consolidated statement of earnings.  Since these plans are settled in cash, no dilutive effect has been reflected in the Company’s diluted earnings per share.

14.
CONTINGENCIES - In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.
SEGMENTED INFORMATION - The Company has four reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  Commercial Real Estate Services provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Improvement Services provides franchised and Company-owned property services to customers in the United States and Canada. Integrated Security Services provides security systems installation, maintenance, monitoring and security officers to primarily commercial customers in Canada and the United States.  Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial Real Estate Services	Residential Property Management	Property Improvement Services	Integrated Security Services	Corporate	Consolidated
Three months ended September 30

2007
Revenues	$186,857	$144,448	$46,555	$49,780	$90	$427,730
Operating Earnings	5,719	13,961	12,751	2,705	(3,550)	31,586

2006
Revenues	$142,402	$110,383	$44,032	$41,795	$69	$338,681
Operating Earnings	4,158	10,376	12,415	1,419	(3,495)	24,873

Six months ended September 30

2007
Revenues	$383,648	$278,493	$89,365	$95,370	$166	$847,042
Operating Earnings	23,463	25,473	23,042	5,356	(6,395)	70,939

2006
Revenues	$280,288	$214,349	$85,693	$83,710	$145	$664,185
Operating Earnings	16,722	20,107	22,461	2,839	(6,905)	55,224

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended September 30

2007
Revenues	$272,001	$77,056	$36,475	$42,198	$427,730
Total long-lived assets	358,774	91,552	32,617	20,309	503,252

2006
Revenues	$242,371	$48,290	$27,587	$20,433	$338,681
Total long-lived assets	253,431	81,782	26,126	14,423	375,762

Six months ended September 30

2007
Revenues	$531,307	$160,580	$74,613	$80,542	$847,042

2006
Revenues	$438,390	$135,977	$45,018	$44,800	$664,185

16.
RECENTLY ISSUED ACCOUNTING STANDARDS - In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements and is effective for the Company’s fiscal year commencing on April 1, 2008.  The Company is currently evaluating the impact of the adoption of SFAS 157 on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (“SFAS 159”).  SFAS 159 permits the Company to measure certain financial instruments, assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option.   The standard is effective for the Company as of April 1, 2008.  The Company is currently evaluating the impact of the adoption of SFAS 159 on its financial position and results of operations.

17.
SUBSEQUENT EVENT - On October 1, 2007, the Company acquired 80% of the shares of a residential property improvement services company based in Austin, Texas.  The purchase price of $44,900 was funded through the revolving credit facility.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US Dollars)
November 1, 2007

Consolidated review

Operating results for the three and six month periods ended September 30, 2007, relative to the same periods a year ago were up significantly, with higher revenues, operating earnings and net earnings generated through a combination of internal and acquired growth.

During the six months ended September 30, 2007 we completed several acquisitions.  The most significant acquisitions were in the Residential Property Management segment, where we acquired regional operating platforms in California (The Merit Companies) and Texas (Premier Communities).  In the Commercial Real Estate Services segment, we acquired a regional operating platform in New England (Meredith & Grew) and added businesses operating in Hawaii and Southeast Europe.  The aggregate consideration for these acquisitions was $67.2 million.

On August 1, 2007, we issued a stock dividend in the form of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”) to holders of Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”).  One Preferred Share was issued for every five outstanding Common Shares.  The stock dividend resulted in the issuance of 5,979,074 Preferred Shares, with an aggregate par value of $149.5 million.  The initial cash dividend on the Preferred Shares for the period from issuance to September 30, 2007 amounting to $1.7 million was paid on October 1, 2007.  The annual preferred dividend obligation is $10.5 million, payable quarterly.

On September 6, 2007, we completed an amended and restated revolving credit facility with a syndicate of banks.  The new credit facility has a term of five years and a size of $225 million, plus an “accordion” feature providing up to $50 million of additional financing.  The new credit facility replaces the previous $110 million facility, with improved pricing and substantially the same terms and conditions as the previous credit facility.

On October 3, 2007, we announced the acquisition of an 80% interest in Field Asset Services.  Founded in 1996 and based in Austin, Texas, Field Asset Services provides property preservation, maintenance and repair services to residential mortgage lenders for their residential properties that have been acquired through foreclosure.  Specifically, Field Asset Services secures the foreclosed properties, conducts recurring maintenance and repair services and also upgrades acquired properties to assist clients in improving recovery on their residential mortgage loan investments.  Field Asset Services generated revenues of approximately $70 million during the twelve month period prior to the acquisition date.  The purchase price of $44.9 million was funded through our revolving credit facility.  These operations will be integrated with our Property Improvement Services segment.

Also on October 3, 2007, we updated our financial outlook for fiscal 2008 to reflect the acquisition of Field Asset Services as well as the September 2007 acquisition of Meredith & Grew.  The updated outlook estimated revenues of $1.625 to $1.725 billion, EBITDA (see “Reconciliation of non-GAAP measures” below) of $149 to $159 million and adjusted diluted earnings per common share from continuing operations (see “Reconciliation of non-GAAP measures” below) of $1.37 to $1.49.  The adjustment relates to amortization of short-lived brokerage backlog intangible assets acquired upon recent Commercial Real Estate Services acquisitions, and represents approximately $0.10 per diluted share.

On October 30, 2007, based on the results of operations for the six months ended September 30, 2007, we confirmed the outlook provided on October 3, 2007.

Results of operations - three months ended September 30, 2007

Revenues for our second quarter of fiscal 2008 were $427.7 million, 26% higher than the prior year quarter.  Internal growth was 10%, while acquisitions and changes in foreign exchange rates contributed 14% and 2%, respectively.  Our Commercial Real Estate Services and Residential Property Management segments accounted for most of the acquisition revenue growth.  All four operating segments contributed to internal growth.

Second quarter EBITDA was $42.7 million versus $32.9 million reported in the prior year quarter.  Our EBITDA margin was 10.0% of revenues versus 9.7% of revenues in the prior year quarter, while our operating earnings margin was 7.4% versus 7.3% margin in the prior year quarter.  Operating earnings for the quarter were $31.6 million, up from $24.9 million in the prior year period.  Adjusted for the impact of backlog amortization, operating earnings were $33.0 million and $26.9 million, respectively.  The increase in operating earnings, aside from the effect of backlog amortization, was primarily driven by Residential Property Management, Commercial Real Estate Services and Integrated Security Services.

Net interest expense was $3.4 million versus $2.6 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 7.0%, approximately 20 basis points higher than the prior year, due to the write off of unamortized financing fees on the previous revolving credit facility.  Net indebtedness at the end of the quarter was $67 million higher than one year ago as a result of acquisitions completed during the past twelve months.

The consolidated income tax rate was 33% of earnings before income taxes and minority interest, approximately the same as the prior year’s quarter.  For the full fiscal year, we expect our tax rate to approximate 33%.

Net earnings from continuing operations for the quarter were $15.6 million, up 30% versus the prior year quarter.  Adjusting for the impact of backlog amortization, net earnings from continuing operations were $16.5 million, up 27%.  The increase in net earnings was primarily attributable to internal growth and acquisitions in the Commercial Real Estate Services and Residential Property Management segments.

Net earnings from discontinued operations were $2.1 million (net of income tax of nil), reflecting a gain on the settlement of a liability in connection with the March 2006 disposal of our Business Services operations.  The settlement, reached in August 2007, also required us to make a cash payment of $1.0 million.

Net earnings per common share (“EPS”) and diluted EPS were impacted by higher net earnings, dilution from stock options granted to employees of subsidiaries, particularly Commercial Real Estate Services, and a reduction in the number of Common Shares outstanding.  The numerator of the diluted EPS calculation is reduced for the dilutive effect of stock options granted to employees of subsidiaries.  As the fair value of subsidiary shares increases, the dilution increases.  The weighted average number of Common Shares outstanding increased 0.1% to 29.9 million as a result of share repurchases completed during the past twelve months that were slightly less than the number of shares issued upon stock option exercises.  Diluted Common Shares outstanding increased 0.4% to 30.4 million as a result of increased dilution under the treasury stock method attributable to the increase in the market price of our Subordinate Voting Shares.

The Commercial Real Estate Services segment generated $186.9 million of revenues and $10.5 million of EBITDA during the second quarter.  Revenue growth was 31%, comprised of internal growth of 10%, acquisitions of 17% and foreign exchange of 4%.  Internal growth was primarily the result of strong brokerage activity in the Asia Pacific and Central Europe regions.  The acquired revenue growth resulted from acquisitions completed during the quarter as well as during the past twelve months.  Foreign exchange was attributable to the depreciation of the US dollar relative to the Canadian, Australian and Euro currencies during the past twelve months.  The EBITDA margin was 5.6% for the quarter, the same margin as during the year-ago period.  The margin was impacted in the quarter by conditions in debt markets, which caused a slowdown in our commercial mortgage origination and brokerage operations leading to a decline in profit relative to the prior year period, primarily attributable to a $2.2 million mark-to-market loss on interest rate swaps.  This mark-to-market is offset by unrealized gains on mortgages held on our balance sheet and those over which we have the option to purchase from our co-lenders.  Under accounting rules, the unrealized gains are not recognized until securitization, which is expected to occur in the fourth quarter.  Excluding the impact of the mark-to-market loss, the EBITDA margin for the quarter would have been 6.8%.

Our Residential Property Management segment reported revenues of $144.4 million for the quarter, up 31% versus the prior year quarter.  Internal growth was 11% and an additional 20% of growth resulted from acquisitions completed during the last twelve months, including the California and Texas platforms during the first quarter.  Internal growth was generated from property management contract wins primarily in the South Florida, Mid-Atlantic and Las Vegas markets.  Residential Property Management EBITDA was $16.4 million relative to $11.9 million in the prior year quarter and margins were 11.4% versus 10.8%.  The increase in margin was the result of (i) operating leverage in our contractual property management operations and (ii) favorable revenue mix change due to recent acquisitions offset by (iii) a reduction in residential real estate resale activity, where we generate high margin ancillary revenues.

Property Improvement revenues were $46.6 million, an increase of 6% over the prior year period.  Internal growth was 3%, while acquisitions accounted for 3%.  Internal revenue growth was comprised of the following: (i) an 8% increase in royalty revenue, led by Certa Pro Painters and Paul Davis Restoration; (ii) a $2.6 million increase in low margin recoverable revenues related to our painting operations; (iii) a $2.5 million decrease in product revenues, primarily at California Closets, due to an ongoing effort to transition away from supplying melamine board to franchisees and (iv) flat revenues at company-owned California Closets branchise stores.  Acquisition growth was attributable to a recently acquired California Closets branchise.  EBITDA was $14.0 million, up slightly versus $13.5 million in the prior year period, at a margin of 30.0% versus 30.7% last year.  The margin decline was a result of the revenue mix changes described above.

The second quarter revenues of our Integrated Security Services segment were $49.8 million.  Revenue growth was 19%, comprised of internal growth of 15% and foreign exchange of 4%. Internal growth was attributable to increases in systems installation and maintenance revenues.  Integrated Security Services EBITDA was $3.2 million versus $2.1 million reported one year ago, and margins improved to 6.4% versus 5.0% one year ago.  The increase in margin was attributable to improved productivity and operating leverage, particularly in our US operations.

Corporate expenses for the first quarter totaled $3.5 million, relative to $3.4 million in the prior year period.  Expenses were impacted by higher stock-based compensation expense, offset by reduced Sarbanes-Oxley consulting costs and foreign exchange translation gains.

Results of operations - six months ended September 30, 2007

Revenues for the first half of fiscal 2008 were $847.0 million, 28% higher than the prior year period.  Internal growth was 11%, while acquisitions and changes in foreign exchange rates contributed 15% and 2%, respectively.  Our Commercial Real Estate Services and Residential Property Management units accounted for most of the acquisition revenue growth.  All four operating segments contributed to internal growth.

Six month EBITDA was $91.1 million versus $71.2 million reported in the prior year period.  Our EBITDA margin was 10.8% of revenues versus 10.7% in the prior year period, while our operating earnings margin was 8.4% versus 8.3% in the prior year period.  Operating earnings for the six months were $70.9 million, up from $55.2 million in the prior year period.  Adjusted for the impact of backlog amortization, operating earnings were $73.5 million and $59.4 million, respectively.  The increase in operating earnings, aside from the effect of backlog amortization, was primarily driven by internal growth and acquisitions in the Commercial Real Estate Services and Residential Property Management segments.

Net interest expense was $6.7 million versus $5.3 million recorded in the prior year period.  The average interest rate on debt during the six months was 7.2%, approximately 20 basis points higher than the prior year period, primarily due to the write off of unamortized financing fees on the previous revolving credit facility.

The consolidated income tax rate for the six months was approximately 33% of earnings before income taxes and minority interest relative to the 34% rate in the prior year period.  The current year’s rate was positively affected by strong earnings in lower-tax jurisdictions outside of North America.  The tax rates of both periods were impacted by efficiencies generated from the cross-border tax structure we first implemented in fiscal 2000.

Net earnings from continuing operations for the six month period were $33.7 million, up 29% versus $26.1 million in the prior year period.  Adjusting for the impact of backlog amortization, net earnings from continuing operations were $35.3 million, up 24%.  The increase was primarily attributable to strong year to date results in the Residential Property Management and Commercial Real Estate Services segments.

Net earnings from discontinued operations were $2.1 million (net of income tax of nil) reflecting a gain on the settlement of a liability in connection with the March 2006 disposal of our Business Services operations.  The settlement, reached in August 2007, also required us to make a cash payment of $1.0 million.

EPS and diluted EPS were impacted by higher net earnings, dilution from stock options granted to employees of subsidiaries, particularly Commercial Real Estate Services, and a reduction in the number of Common Shares outstanding.  The numerator of the diluted EPS calculation is reduced for the dilutive effect of stock options granted to employees of subsidiaries.  As the fair value of subsidiary shares increases, the dilution increases.  The weighted average number of Common Shares outstanding declined 0.2% to 29.9 million as a result of share repurchases completed during the past twelve months that exceeded the number of shares issued upon stock option exercises.  Diluted Common Shares outstanding increased 0.1% to 30.4 million as a result of increased dilution under the treasury stock method attributable to the increase in the market price of our Subordinate Voting Shares.

The Commercial Real Estate Services segment generated $383.6 million of revenues and $32.1 million of EBITDA during the six month period.  Revenue growth was 37%, comprised of acquisitions of 19%, internal growth of 14% and foreign exchange of 4%.  The majority of the internal growth was generated in the Asia Pacific and Central European markets.  The EBITDA margin was 8.4% relative to 8.6% during the year-ago period.  Margins were impacted by costs to relocate and expand several offices in the first quarter, as well as the slowdown in our mortgage origination and brokerage operations in the second quarter, discussed above.

Our Residential Property Management segment reported revenues of $278.5 million for the period, up 30% versus the prior year period.  Internal growth was 11% and an additional 19% of growth came from acquisitions completed during the last twelve months.  Internal growth was generated from property management contract wins in several markets.  Residential Property Management EBITDA was $30.1 million relative to $23.2 million in the prior year period; the current period’s margin was 10.8% of revenues, consistent with the margin in the prior year period.

Property Improvement revenues were $89.4 million, an increase of 4% over the prior year period.  Internal growth was 2%, while acquisitions accounted for 2%.  Internal revenue growth was attributable to increases in franchise royalties, offset by reductions in product revenues, primarily at California Closets.  Acquisition growth was attributable to Handyman Connection and a California Closets branchise acquired within the past year.  EBITDA was $25.5 million, up from $24.7 million in the prior year period, at a margin of 28.6% versus 28.8% last year.

The six month revenues of our Integrated Security Services segment were $95.4 million.  Revenue growth was 14%, but after adjusting for changes in foreign exchange rates was 11%.  The revenue growth was attributable to increased installation activity in both the US and Canadian operations.  Integrated Security Services EBITDA was $6.3 million versus $4.2 million reported one year ago, with margins of 6.6% versus 5.0% one year ago.  The increase in margin was attributable to improved productivity and operating leverage, particularly in our US operations.

Corporate expenses for the six months totaled $6.3 million, a decrease of $0.5 million versus the prior year period.  The decrease was primarily attributable to reduced Sarbanes-Oxley project consulting expenses and foreign exchange translation gains.

Summary of quarterly results (unaudited)

(in thousands of US$, except per share amounts)	Q1	Q2	Q3	Q4

FISCAL 2008
Revenues	$ 419,312	$ 427,730
Operating earnings	39,353	31,586
Net earnings from continuing operations	18,082	15,615
Net earnings from discontinued operations	-	2,078
Net earnings	18,082	17,693
Net earnings per common share:
Basic	0.61	0.53
Diluted	0.56	0.50

FISCAL 2007
Revenues	$ 325,504	$ 338,681	$ 374,757	$ 320,744
Operating earnings	30,351	24,873	17,504	10,260
Net earnings from continuing operations	12,780	11,973	7,757	2,824
Net loss from discontinued operations	-	-	-	(471)
Net earnings	12,780	11,973	7,757	2,353
Net earnings per common share:
Basic	0.43	0.40	0.26	0.08
Diluted	0.39	0.38	0.25	0.06

FISCAL 2006
Revenues			$ 296,651	$ 247,947
Operating earnings			12,930	2,963
Net earnings from continuing operations			5,371	471
Net earnings from discontinued operations			2,782	35,961
Net earnings			8,153	36,432
Net earnings per common share:
Basic			0.27	1.21
Diluted			0.26	1.18

OTHER DATA
EBITDA - Fiscal 2008	$ 48,358	$ 42,715
EBITDA - Fiscal 2007	38,301	32,871	$ 27,550	$ 22,634
EBITDA - Fiscal 2006			21,075	11,407

Seasonality and quarterly fluctuations

Certain segments of our operations are subject to seasonal variations.  The Commercial Real Estate Services operation generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions.  Brokerage revenues and earnings during the balance of the year have historically been relatively even, however historical patterns are not necessarily indicative of future results.  These brokerage operations comprise approximately 25% of consolidated annual revenues.

The seasonality of our service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions, which alter the consolidated service mix.

Reconciliation of non-GAAP measures

We define EBITDA as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation, amortization and stock-based compensation expense.  We use EBITDA to evaluate operating performance and it is an integral part of our planning and reporting systems.  We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets.  We believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance generally accepted accounting principles (“GAAP”) in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  Our method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US$)	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Net earnings from continuing operations	$15,615	$11,973	$33,697	$26,106
Minority interest	4,122	3,078	11,034	8,486
Income taxes	9,705	7,479	22,033	17,708
Other income, net	(1,216)	(228)	(2,494)	(2,383)
Interest expense, net	3,360	2,571	6,669	5,307
Operating earnings	31,586	24,873	70,939	55,224
Depreciation and amortization	9,003	7,196	16,882	14,112
Stock-based compensation expense	2,126	802	3,252	1,836
EBITDA	$42,715	$32,871	$91,073	$71,172

We are presenting adjusted earnings measures to eliminate the impact of non-cash amortization of short-lived brokerage backlog intangible assets recognized upon recent Commercial Real Estate Services acquisitions.  The brokerage backlog intangible asset represents the fair value of the pipeline of pending commercial real estate brokerage transactions that existed at the acquisition date.  In addition, we are presenting the pro forma impact of preferred dividends on comparative periods.  The preferred dividend obligation commenced on August 1, 2007 upon the issuance of the Preferred Shares.  The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  The following tables provide a reconciliation of the adjusted measures:

(in thousands of US$, except per share amounts)	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Operating earnings	$31,586	$24,873	$70,939	$55,224
Amortization of brokerage backlog	1,463	2,076	2,518	4,150
Adjusted operating earnings	$33,049	$26,949	$73,457	$59,374

Net earnings from continuing operations	$15,615	$11,973	$33,697	$26,106
Amortization of brokerage backlog	1,463	2,076	2,518	4,150
Deferred income tax	(311)	(774)	(642)	(1,495)
Minority interest	(190)	(220)	(312)	(426)
Adjusted net earnings from continuing operations	$16,577	$13,055	$35,261	$28,335

Diluted net earnings per share from continuing operations	$0.43	$0.38	$0.99	$0.81
Amortization of brokerage backlog, net of deferred income tax	0.03	0.04	0.05	0.08
Pro forma impact of preferred dividends on comparative periods	-	(0.06)	-	(0.06)
Adjusted diluted net earnings per share from continuing operations	$0.46	$0.36	$1.04	$0.83

Liquidity and capital resources

Net cash generated by operating activities for the six month period was $34.5 million, up from $24.5 million recorded in the prior period, roughly commensurate with the increase in earnings for the period.  For the quarter ended September 30, 2007, operating cash flow was nominal, on the heels of very strong operating cash flows generated in the quarter ended June 30, 2007.  This significant variability in sequential quarterly operating cash flow was particularly attributable to the timing of (i) accounts receivable collections; (ii) mortgage loan originations and securitizations and (iii) settlement of accrued liabilities.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at September 30, 2007 was $187.2 million, versus $136.1 million at March 31, 2007.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents, which are comprised of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.  The change in indebtedness resulted from spending on acquisitions and capital expenditures.  We are in compliance with the covenants within our financing agreements as at September 30, 2007 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.  We had $175.3 million of available un-drawn credit as of September 30, 2007 ($130.4 million after giving effect to the acquisition of Field Asset Services).

For the six months ended September 30, 2007, capital expenditures were $17.2 million.  Significant purchases included leasehold improvements and office furniture to refurbish and expand several Commercial Real Estate Services offices.  Based on our current operations, including recent acquisitions, capital expenditures for the fiscal year are expected to be approximately $30 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $33.4 million as at September 30, 2007 ($14.8 million as at March 31, 2007).  The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable.  The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.  When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is usually equal to the multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations.  The total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements, was approximately $189 million at September 30, 2007 (March 31, 2007 - $154 million), with the increase primarily attributable to acquisitions completed during the period.  The purchase prices of the minority interests may be satisfied with any combination of cash and/or Subordinate Voting Shares and, if paid with cash, could materially increase net earnings by eliminating minority interest expense and increasing interest expense.

The following table summarizes our contractual obligations as at September 30, 2007:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$257,236	$21,260	$30,434	$108,021	$97,521
Capital lease obligations	4,490	1,502	2,988	-	-
Operating leases	178,987	39,398	64,053	46,619	28,917
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$440,713	$62,160	$97,475	$154,640	$126,438

At September 30, 2007, we had commercial commitments totaling $4.8 million comprised of letters of credit outstanding due to expire within one year.  With regard to our Senior Notes debt, which totaled $207.1 million as of September 30, 2006, we are required to make semi-annual payments of interest at a weighted average fixed interest rate of 6.5%.  The significant majority of our operating leases are for rental of office and warehouse space.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 12, 17 and 18 to the March 31, 2007 annual audited consolidated financial statements and note 10 to the September 30, 2007 unaudited interim consolidated financial statements.

Transactions with related parties

During the six month period, we paid rent to entities controlled by minority shareholders of subsidiaries of the Company.  The business purpose of these transactions was to rent office and warehouse space.  The amount of the transactions was $0.4 million (2006 - $0.4 million), and they were completed at market rates.  The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There has been no change in our critical accounting policies and estimates from those described in our annual report dated March 31, 2007.

Recently adopted accounting standards

On April 1, 2007, we adopted FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, by prescribing a recognition threshold and measurement attribute for reporting and disclosing a tax position taken or expected to be taken in a tax return.  As a result, we recorded an increase in tax reserves of $3.1 million to recognize the cumulative effect of a change in accounting principle.  Prior to April 1, 2007, our tax reserve, which is included in other long-term liabilities, amounted to $1.6 million.  In addition, upon adoption of FIN 48, $0.7 million of interest and penalties was accrued relating to our uncertain tax positions.

We adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”) during the fourth quarter of fiscal 2007.  Retained earnings as at April 1, 2006 was reduced $9.0 million ($5.4 million net of income tax) to record the correction of various accruals and prepayments pursuant to the cumulative effect transition method detailed in SAB 108.  The statements of earnings for the three and six month periods ended September 30, 2006 was not adjusted as a result of this correction.

Recently issued accounting standards

There are no recently issued accounting standards affecting the Company from those described in our annual report dated March 31, 2007.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

As at September 30, 2007, we had contracts with a notional amount of $143.7 million to convert fixed-rate mortgage loans to floating rates.  These contracts were entered into to mitigate interest rate risk associated with mortgages expected to be sold within three months, including those that we have the right, but not the obligation to purchase from a third party.  The contracts are accounted for on a mark-to-market basis, with gains and losses recorded in the statement of earnings.  As of September 30, 2007, the fair value of these contracts was a loss of $1.5 million (March 31, 2007 - gain of $0.4 million).

Disclosure controls and procedures and internal controls

During the three months ended September 30, 2007, no changes were made to the Company’s internal controls over financial reporting policies, procedures and other processes that would have materially affected, or would be reasonably considered to materially affect, the Company’s internal controls over financial reporting.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company.

During the second quarter we did not purchase any Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and the NASDAQ National Market pursuant to a normal course issuer bid.  We also did not make any purchases of Preferred Shares during the second quarter.

As of the date hereof, we have outstanding 28,569,900 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,979,074 Preferred Shares.  In addition, as at the date hereof, 1,530,500 Subordinate Voting Shares are issuable upon exercise of options granted under our stock option plan.

Forward-looking statements

This interim report contains certain forward-looking statements.  Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives.  Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases.  Our actual results may differ materially from such statements.  Factors that could result in such differences, among others, are:

•	Economic conditions, especially as they relate to consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing and demand for mortgages.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign currency exchange rates in relation to the US dollar.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.